UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
October 2011 Up 10.6% Year over Year

Mexico City, November 7, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for October 2011 increased by 10.6% when compared to  2010.

All figures in this announcement reflect comparisons between October 1 through October 31, 2010 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2010	October 2011	% Change

Cancún	244,019	272,017	11.5
Cozumel	2,372	5,006	111.0
Huatulco	19,599	28,698	46.4
Mérida	81,888	99,397	21.4
Minatitlán	8,547	9,953	16.5
Oaxaca	31,608	35,009	10.8
Tapachula	13,341	13,378	0.3
Veracruz	58,650	67,831	15.7
Villahermosa	64,441	70,929	10.1
Total Domestic	524,465	602,218	14.8

International
Airport	October 2010	October 2011	% Change

Cancún	499,588	535,286	7.1
Cozumel	16,126	12,570	(22.1)
Huatulco	699	1,031	47.5
Mérida	6,839	6,515	(4.7)
Minatitlán	246	398	61.8
Oaxaca	2,929	2,916	(0.4)
Tapachula	298	485	62.8
Veracruz	4,713	6,670	41.5
Villahermosa	3,520	3,482	(1.1)
Total International	534,958	569,353	6.4

ASUR	Page 1 of 2

Total
Airport	October 2010	October 2011	% Change
Cancún	743,607	807,303	8.6
Cozumel	18,498	17,576	(5.0)
Huatulco	20,298	29,729	46.5
Mérida	88,727	105,912	19.4
Minatitlán	8,793	10,351	17.7
Oaxaca	34,537	37,925	9.8
Tapachula	13,639	13,863	1.6
Veracruz	63,363	74,501	17.6
Villahermosa	67,961	74,411	9.5
ASUR Total	1,059,423	1,171,571	10.6

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: November 7, 2011